Exhibit 1.2

SONDE RESOURCES CORP. CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	Note	March 31 2014	December 31 2013
(CDN$ thousands) (Unaudited)
Assets
Current
Cash and cash equivalents	6	11,301	33,950
Restricted cash	5	16,859	213
Prepaid expenses and deposits		116	446
Assets of discontinued operations	3	1,114	6,491
		29,390	41,100

Long term portion of prepaid expenses and deposits		283	165
Exploration and evaluation assets	4	54,963	53,122
Property, plant and equipment		117	121
		84,753	94,508

Liabilities
Current
Accounts payable and accrued liabilities		2,872	4,303
Share based compensation liability	11	242	326
Liabilities of discontinued operations	3	2,244	7,164
		5,358	11,793
Contingencies and commitments	5

Shareholders’ Equity
Share capital	8	352,946	352,946
Contributed surplus		36,380	36,337
Foreign currency translation reserve		5,445	3,065
Deficit	2	(315,376)	(309,633)
		79,395	82,715
Going concern	2
Segments	10
		84,753	94,508

See accompanying notes to the condensed consolidated financial statements

On behalf of the Board,

(Signed) “Toufic Nassif”	(Signed) “W. Gordon Lancaster”
Toufic Nassif	W. Gordon Lancaster
Director, President and Chief Executive Officer	Director and Chair of the Audit Committee

Q1 2014 Consolidated Financial Statements | 1

SONDE RESOURCES CORP. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	Note	Three months ended March 31, 2014	Three months ended March 31, 2013
(CDN$ thousands, except per share amounts) (Unaudited)

Expenses
Exploration and evaluation	4	3,731	1,788
General and administrative		1,725	2,824
Depletion and depreciation	4	8	28
Share based compensation	11	(41)	310
		5,423	4,950
Operating loss		(5,423)	(4,950)

Other
Financing costs		(6)	(17)
Gain on foreign exchange		—	22
Other income		19	23
		13	28
Net loss from continuing operations		(5,410)	(4,922)
Net loss from discontinued operations	3	(333)	(490)
Net loss		(5,743)	(5,412)

Other comprehensive income (loss)
Foreign currency translation adjustment		2,380	975
Total comprehensive loss		(3,363)	(4,437)

Net loss per common share
Basic and diluted loss per common share from continuing operations		$(0.10)	$(0.09)
Basic and diluted loss per common share from discontinued operations	3	$(0.01)	$(0.01)
Basic and diluted loss per common share	8	$(0.11)	$(0.10)

See accompanying notes to the condensed consolidated financial statements

Q1 2014 Consolidated Financial Statements | 2

SONDE RESOURCES CORP. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	Note	Three months ended March 31, 2014	Three months ended March 31, 2013
(CDN$ thousands) (Unaudited)
Cash (used in) provided by:

Operating
Net loss		(5,743)	(5,412)
Items not involving cash:
Depletion and depreciation		8	2,537
Share based compensation	11	(41)	310
Exploration and evaluation	4	3,731	1,955
Property, plant and equipment impairment - discontinued operations	3	288	—
Unrealized gain on foreign exchange		(430)	(65)
Financing costs		6	189
Loss on disposition of assets		—	31
Interest paid		(6)	(17)
Changes in non-cash working capital	9	(2,336)	1
		(4,523)	(471)

Financing
Exercise of stock unit awards	11	—	(165)
		—	(165)

Investing
Change in restricted cash	5	(16,646)	—
Property, plant and equipment additions	4	(323)	(1,020)
Exploration and evaluation additions	4	(3,941)	(1,005)
Net proceeds on asset dispositions	4	—	296
Changes in non-cash working capital	9	2,354	(626)
		(18,556)	(2,355)

Decrease in cash and cash equivalents		(23,079)	(2,991)
Effect of foreign exchange on cash and cash equivalents		430	65
Cash and cash equivalents, beginning of period		33,950	19,695
Cash and cash equivalents, end of period		11,301	16,769

See accompanying notes to the condensed consolidated financial statements

Q1 2014 Consolidated Financial Statements | 3

SONDE RESOURCES CORP. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(CDN$ thousands) (Unaudited)	Share capital	Contributed surplus	Foreign currency translation	Deficit	Total
At December 31, 2012	369,892	34,290	(34)	(255,558)	148,590
Total comprehensive gain (loss)	—	—	975	(5,412)	(4,437)
Stock option expense	—	307	—	—	307
At March 31, 2013	369,892	34,597	941	(260,970)	144,460

(CDN$ thousands) (Unaudited)	Share capital	Contributed surplus	Foreign currency translation	Deficit	Total
At December 31, 2013	352,946	36,337	3,065	(309,633)	82,715
Total comprehensive gain (loss)	—	—	2,380	(5,743)	(3,363)
Stock option expense	—	43	—	—	43
At March 31, 2014	352,946	36,380	5,445	(315,376)	79,395

(1)	This table includes both continuing operations and discontinued operations.

See accompanying notes to the condensed consolidated financial statements

Q1 2014 Consolidated Financial Statements | 4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(All tabular amounts in CDN$ thousands, except where otherwise noted) (Unaudited)

1.	Reporting entity

Sonde Resources Corp. (“Sonde” or the “Company”) is a Canadian based energy company with its head office located at Suite 3100, 500 - 4th Avenue S.W., Calgary, Alberta and its registered office located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta. The Company is engaged in the exploration for oil and natural gas. The Company’s operations are located offshore North Africa and in Western Canada. Until the sale of all producing properties as described in Note 3 - "Discontinued operations", all of the Company’s revenues were generated from its operations in Western Canada.

The condensed consolidated financial statements (the “Financial Statements”) comprise the Company and its subsidiaries, all of which are wholly owned. As at March 31, 2014 the Company’s shares are widely held and publicly traded on both the TSX Venture Exchange and the New York Stock Exchange MKT.

2.	Basis of presentation

(a)	Statement of compliance

The Financial Statements are prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) and present the Company’s results of operations and financial position under International Financial Reporting Standards (“IFRS”) as at March 31, 2014 and December 31, 2013 and for the three month periods ended March 31, 2014 and 2013.

The Financial Statements were approved and authorized for issue by the Board of Directors on May 8, 2014.

(b)	Going concern

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business and does not reflect adjustments that would otherwise be necessary if the going concern assumption was not valid. For the three months ended March 31, 2014, the Company had an operating loss of $5.4 million (three months ended March 31, 2013 - $5.0 million). As at March 31, 2014, the Company had an accumulated deficit of $315.4 million. Additionally, as described in note 3 - "Discontinued operations", during December 2013, the Company sold all of its revenue generating assets and as such has no source of revenue as of December 31, 2013.

Management believes that the going concern assumption is appropriate for the Financial Statements; however, items discussed in Note 5 - “Contingencies and commitments”, describe significant uncertainties that cast substantial doubt over the Company’s ability to continue as a going concern. If this assumption is not appropriate, adjustments to the carrying amounts of assets and liabilities, expenses and the statement of financial position classifications used may be necessary and these adjustments could be material.

(c)	Basis of measurement

The Financial Statements have been prepared on a historical cost basis except as detailed in the Company’s accounting policies disclosed in its audited consolidated financial statements for the year ended December 31, 2013. On January 1, 2014, the Company adopted IFRIC 21 - "Levies"; the adoption of which did not have a material impact on the Financial Statements.

(d)	Functional and presentation currencies

The Financial Statements are presented in Canadian dollars, which is the Company’s functional currency.

(e)	Use of estimates and judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities and expenses. Such estimates primarily relate to unsettled transactions and events as at the date of the Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur and such differences may be material.

Q1 2014 Consolidated Financial Statements | 5

3.	Discontinued operations

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee Energy Ltd. ("Marquee") ("the Marquee Transaction") whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta properties and all of Sonde's reserves, for consideration of $15 million in cash and 21,182,492 common shares of Marquee. As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders during the year ended December 31, 2013.

The assets and liabilities of discontinued operations presented on the consolidated statements of financial position are as follows:

(CDN$ thousands)		March 31 2014	December 31 2013
Assets
Current
Accounts receivable	6 & 7	647	6,055
Prepaid expenses and deposits		436	436
Property, plant and equipment		31	—
		1,114	6,491
Liabilities
Current
Accounts payable and accrued liabilities	6 & 7	912	5,832
Decommissioning provision		1,332	1,332
		2,244	7,164

Net loss from discontinued operations reported in the consolidated statements of operations and comprehensive loss is as follows:

(CDN$ thousands)	Three months ended March 31, 2014	Three months ended March 31, 2013
Revenue
Revenue, net of royalties	—	6,784
Expenses
Operating	45	4,218
Transportation	—	177
Exploration and evaluation	—	167
Depletion and depreciation	—	2,509
Property, plant and equipment impairment	288	—
	333	7,071
Operating loss from discontinued operations	(333)	(287)

Other expenses	—	(203)

Net loss from discontinued operations	(333)	(490)
Basic and diluted loss per common share from discontinued operations	$(0.01)	$(0.01)

Cash flows from discontinued operations reported in the consolidated statements of cash flows are as follows:

(CDN$ thousands)	Three months ended March 31, 2014	Three months ended March 31, 2013
Cash provided (used in) by:
Operating	440	2,148
Investing	(319)	(1,167)

Q1 2014 Consolidated Financial Statements | 6

4.	Exploration and evaluation assets and property, plant and equipment

	Three months ended			Year ended
	March 31, 2014			December 31, 2013
(CDN$ thousands)	COST	ACCUM. DD&A	CARRYING	COST	ACCUM. DD&A	CARRYING
Exploration and evaluation assets
Beginning of period	84,322	(31,200)	53,122	79,234	(22,735)	56,499
Additions	3,941	—	3,941	7,677	—	7,677
Dispositions	—	—	—	(5,629)	—	(5,629)
Impairments, to exploration expense	—	(3,731)	(3,731)	—	(8,465)	(8,465)
Foreign exchange	1,631	—	1,631	3,040	—	3,040
End of period	89,894	(34,931)	54,963	84,322	(31,200)	53,122

(a)	North Africa exploration and evaluation assets

Exploration and evaluation assets consist of exploration projects which are pending the determination of proved or probable reserves.

(i)	Uncertainty regarding the future development of the Joint Oil Block

There is significant uncertainty regarding the future development of the Joint Oil Block. The key items that contribute to this uncertainty are:

•
Drilling Rig Availability - Sonde has been working through a rig consortium, composed of various operators in Tunisia under the auspices of ETAP, the Tunisian National Oil Company, to secure a slot in a rig program for drilling the Fisal-1 well by the end of November 2014 as agreed with Joint Oil. Current discussions are focused on securing the first slot of the rig that an operator is bringing into Tunisia in August 2014. Sonde is also progressing in parallel discussions with a rig provider as a result of the rig tender Sonde launched earlier in the year with specific focus on schedule and availability to meet the timing required for the drilling of the Fisal-1 well.

•
Unitization and Plan of Development - The Tunisian Direction Generale de L’Energie ("DGE") requested that the parties involved in the Zarat development submit to the DGE, for review and approval, the final draft of the Unitization Agreement by the first week of October 2013 and the Unit Plan of Development no later than December 31, 2013. Working with Joint Oil and ETAP, the Company finalized the draft Unitization Agreement and submitted it to the DGE before the deadline. The Company also proposed a new plan of development for Zarat based on an FPSO concept development which will allow for the re-injection of produced gases into the reservoir during the first phase of production, resulting in a more cost effective development that deals with inert gases and allows the expedited receipt of liquids sales proceeds. The second phase of the development calls for the in situ extraction and injection of inert gases in the reservoir and the transportation of sales gas to shore for further processing and sale to the Tunisian gas market. Both the Unitization Agreement and the Unit Plan of Development are currently under review by the DGE. Further work might be required on the Plan of Development with the holders of the Zarat Permit and ETAP. This will occur, if needed, when the Unitization Agreement is executed by all of the parties involved.

•
Exploratory Well Obligations - As discussed in Note 5 (b), on December 24, 2012 the Company received an extension of the first phase of the exploration period under the EPSA to December 23, 2015 and on December 20, 2013 received an extension to November 30, 2014 on drilling the first exploratory well, Fisal-1. Preparations are well underway for the drilling of the Fisal-1 well with long lead items procured and ready for delivery by early July 2014.

•
The Inert and Acid Gas Initiative - In June, 2012, the DGE announced an initiative for the Gulf of Gabes operators offshore Tunisia to study options for sequestration of carbon dioxide and other inert and acid gases (which comprise a high percentage of all known oil and gas accumulations in the Gulf of Gabes, including the Joint Oil Block) to allow the currently stranded high inert content gas to be developed commercially and brought to the Tunisian market. This initiative will ensure that the Zarat Development and other developments in the Gulf of Gabes are in accordance with Tunisian regulations and with agreements and commitments with international organizations such as the Kyoto Accord on greenhouse gas emissions. The first phase of the study was completed during the year ended December 31, 2013 and work on the second phase of the study, which identifies the various options for inert and acid gas processing and CO2 sequestration, was completed in March 2014. In addition to the work that the consortium is completing to find a global solution for inert and acid gas in the Gulf of Gabes, the potential negative impact of the presence of high inerts in the Zarat Field has been significantly decreased due to the proposed Plan of Development discussed above, which contemplates the re-injection of produced inert and acid gas into the reservoir for the first seven years.

Q1 2014 Consolidated Financial Statements | 7

4.	Exploration and evaluation assets and property, plant and equipment (continued)

(ii)	Valuation of the Joint Oil Block

Due to the uncertainty discussed above, as well as the revised Joint Oil Block plan of development, the Company engaged an independent evaluator to perform a Swanson’s mean probability-weighted discounted cash flow analysis over the life of the project, estimated to be 2013 - 2032, to determine fair value of the North Africa assets as at December 31, 2013.

This analysis assumed a wide range of potential future outcomes and a series of outcomes were modeled for each variable. All of the factors could individually influence the fair value. The most significant assumptions used in the determination of the fair value included:

•
the estimated start date of production under the high case scenarios was 2017. Both the base and low case scenarios were determined using delays of one to three years, respectively, in establishing production;

•
estimates of production rates and reserves of the unitized area included in the Joint Oil Block were based on a recent contingent resource study of the Joint Oil Block dated June 11, 2013. Due to the uncertainties with estimating contingent resources, actual reserves ultimately discovered, if any, and the production, if any, from such discoveries may be materially different than expected;

•
oil prices were estimated using base case scenarios of US$100 per barrel (“bbl”) derived from future expected Brent prices less an estimated differential. The low case scenarios used US$80/bbl and the high case scenarios at US$120/bbl. Future Brent prices were compared to Brent forward contract prices available in the market, as well as historical trends for Brent pricing; and

•
natural gas prices were estimated using base case scenarios of US$10 per million British thermal units (“mmbtu”) derived from Tunisian gas prices expected less an estimated differential. The low case scenarios used US$8/mmbtu and high case scenarios used US$14/mmbtu. Estimates were derived by looking at historical trends of Tunisian and European gas pricing and expectations for the future.

Given the number of quantitative and qualitative factors discussed above, each with substantial uncertainties, and the interdependency of factors, the Company was unable to identify the sensitivities associated with individual factors. A number of the potential scenarios resulted in no value for the North African assets; however, as of the date of the valuation management did not believe that they were the most probable outcomes.

Using the above described methodology and assumptions, the fair value of the North Africa assets using an approximate discount rate of 17%, which management determined was still the most probable value in a range of possible values, and supported by the third party Swanson’s mean probability-weighted discounted cash flow analysis discussed above, was determined to be $49.0 million less costs to sell of $0.5 million. Given there were no substantial changes during the three months ended March 31, 2014 relating to the uncertainties described above nor in the Company’s operations, the Company booked an impairment loss of $3.7 million during the three months ended March 31, 2014 (three months ended March 31, 2013 - $1.8 million).

During the three months ended March 31, 2014 the Company capitalized $0.5 million of general and administrative expenses related to North Africa exploration and evaluation activities (three months ended March 31, 2013 - $0.7 million).

(b)	Western Canada exploration and evaluation assets and property, plant and equipment

During the three months ended March 31, 2014 the Company capitalized nil of general and administrative expenses related to Western Canada exploration and evaluation activities (three months ended March 31, 2013 - $0.1 million).

Land expiries charged to exploration and evaluation expense during the three months ended March 31, 2014 totaled $0.05 million (March 31, 2013 - $0.2 million).

An impairment test is performed on capitalized property plant and equipment costs at a CGU level on an annual basis and quarterly when indicators of impairment exist. There were no indicators of impairment at March 31, 2014 or March 31, 2013.

During the three months ended March 31, 2013, the Company disposed of facilities with a net book value of $0.4 million for proceeds of $0.3 million, for a loss of $0.1 million.

Q1 2014 Consolidated Financial Statements | 8

5.	Contingencies and commitments

(a)	North Africa Exploration and Production Sharing Agreement ("EPSA")

On August 27, 2008, the Company entered into an Exploration and Production Sharing Agreement (“EPSA”) with a Tunisian company, Joint Oil. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator.

The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well, and the Company has provided a corporate guarantee to a maximum of US$30.0 million (March 31, 2013 - US$45.0 million) to secure its minimum work program obligations. The potential cost of drilling the three wells could exceed US$120.0 million.

(b)	North Africa exploratory well extension

On December 24, 2012, Joint Oil approved the amendment to the EPSA allowing for the extension of the first phase of the exploration period under the EPSA to December 23, 2015. The extension provided for the drilling of three exploration wells, one each year, due December 23, 2013, December 23, 2014 and December 23, 2015. On December 20, 2013, the Company reached an agreement with Joint Oil to extend the drilling deadline of the first exploration well required under the EPSA, Fisal-1, from December 23, 2013 to November 30, 2014 (the "Agreement").

The Agreement required Sonde to deliver to Joint Oil a Confirmed Standby Letter of Credit ("Letter of Credit") in the amount of US$15.0 million by no later than January 10, 2014. Sonde met this requirement during the three months ended March 31, 2014. As a result of funding the Letter of Credit, $16.9 million of the Company's cash and cash equivalents is classified as restricted cash, and the Company's corporate guarantee has been reduced from US$45.0 million to US$30.0 million. The Agreement allows Sonde to use the restricted cash to meet its payables in respect of the Fisal-1 Well if it is drilled by November 30, 2014. If Sonde does not drill the Fisal-1 Well on or before November 30, 2014, Joint Oil shall have the right to draw US$15.0 million under the Letter of Credit as payment of the penalty under the EPSA.

(c)	Commitments and financial liabilities

The Company generally relies on credit facility availability, the proceeds from the disposition of assets and equity financings to fund its capital requirements and to provide liquidity for international and domestic operations. At March 31, 2014, the Company has committed to future payments over the next five years and thereafter, as follows:

(CDN$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Accounts payable and accrued liabilities	3,784	—	—	—	—	—	3,784
Share based compensation liability	242	—	—	—	—	—	242
North Africa exploration commitments (note 5 (a), (b))	33,165	16,583	—	—	—	—	49,748
Office rent payable	1,119	1,507	1,513	1,513	1,528	5,751	12,931
	38,310	18,090	1,513	1,513	1,528	5,751	66,705

(d)	Litigation and claims

The Company is not involved in any claims or litigation. The Company maintains insurance, which in the opinion of the Company, is sufficient to address any future claims as to matters insured.

Q1 2014 Consolidated Financial Statements | 9

6.	Financial instruments

The Company uses a fair value hierarchy, discussed in Note 3 (g) of the Company’s audited consolidated financial statements for the year ended December 31, 2013, to categorize the inputs used to measure the fair value of its financial instruments. At March 31, 2014, all fair value measurements related to the Company’s financial instruments were categorized as level 1 in the fair value hierarchy. Cash and cash equivalents, restricted cash, stock unit awards, and derivatives, which include commodity contracts, are designated at fair value through profit or loss. Gains or losses related to periodic revaluation at each reporting period are recorded in net income or loss. Accounts receivable are classified as loans and receivables and are initially measured at their fair value. Accounts payable and accrued liabilities, provisions, demand loans and revolving credit facilities are classified as other liabilities and are initially measured at fair value. Subsequently, loans and receivables and other liabilities are recorded at amortized cost using the effective interest method. The carrying value of the Company's financial instruments approximates fair value due to the short term nature of those instruments.

At March 31, 2014, cash and cash equivalents was comprised of $11.3 million of cash held at financial institutions (December 31, 2013 - $34.0 million of cash held at financial institutions).

7.	Risk management

(a)	Capital management

The Company’s primary objectives in managing its capital structure are to:

•	maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk;

•	maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives; and

•	maximize shareholder returns.

The Company manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. The Company monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others to measure the status of its capital structure. The Company has currently not established fixed quantitative thresholds for such metrics. Depending on market conditions, the Company’s capital structure may be adjusted by issuing or repurchasing shares, issuing or repaying debt, refinancing existing debt, modifying capital spending programs and disposing of assets. The Company’s capital structure consists of the following:

(CDN$ thousands)	March 31 2014	December 31 2013
Share capital	352,946	352,946
Contributed surplus	36,380	36,337
Foreign currency translation reserve	5,445	3,065
Deficit	(315,376)	(309,633)
Total capital	79,395	82,715

(b)	Foreign exchange risk

The Company’s foreign exchange risk denominated in US dollars is as follows:

(US$ thousands)	March 31 2014	December 31 2013
Cash and cash equivalents	4,055	10,997
Restricted cash	15,000	200
Foreign denominated financial assets	19,055	11,197

North Africa payables	2,186	3,675
Foreign denominated financial liabilities	2,186	3,675

Q1 2014 Consolidated Financial Statements | 10

7.	Risk management (continued)

These balances are exposed to fluctuations in the Canadian and US dollar exchange rate. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. The Company’s exposure to foreign currency exchange risk, assuming reasonably possible changes in the US dollar to Canadian dollar foreign currency exchange rate of +/- one cent is insignificant. This analysis assumes all other variables remain constant.

(c) Liquidity risk

The Company generally relied on credit facility availability to fund its capital requirements and to provide liquidity for all operations. As a result of the Marquee Transaction, the Company no longer generates cash flow from petroleum and natural gas sales, and the Company no longer has a material credit facility. As such, the Company must fund operations from working capital, farm-outs or property dispositions.

(d) Credit risk

As at March 31, 2014 the Company’s allowance for doubtful accounts was $2.2 million, of which $0.5 million related to Western Canada (December 31, 2013 - $2.2 million, of which $0.5 million related to Western Canada). This amount is partially offset by $1.8 million in value added tax receivable from the Government of the Republic of Trinidad and Tobago (December 31, 2013 - $1.8 million).

The Company considers all amounts greater than 90 days to be past due. As at March 31, 2014, $0.5 million of accounts receivable are past due, all of which are considered to be collectible (December 31, 2013 - $0.7 million). The Company’s credit risk exposure is as follows:

(CDN$ thousands)	March 31 2014	December 31 2013
Western Canada joint interest billings	647	3,899
Revenue accruals and other receivables	—	2,155
Accounts receivable - discontinued operations	647	6,054
Restricted cash	16,859	213
Cash and cash equivalents	11,301	33,950
Maximum credit exposure	28,807	40,217

8.	Share capital

The number of common and preferred shares authorized, each with no par value, is unlimited.

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee. As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders, resulting in a reduction to share capital of $16.9 million and the consolidation of all outstanding common shares on a 0.9 for 1 basis during the three months ended December 31, 2013. The 0.9 for 1 common share consolidation has been applied retroactively in these financial statements.

For the three months ended March 31, 2014 the basic weighted average common shares outstanding was 56,071,313 (March 31, 2013 - 56,071,313). For the three months ended March 31, 2014, the diluted weighted average common shares outstanding was 56,075,134 (three months ended March 31, 2013 - 56,707,938). For the calculation of diluted earnings per share for the three months ended March 31, 2014 the Company excluded 4.3 million options that were anti-dilutive (March 31, 2013 - 4.6 million). The closing number of common shares and the amount of share capital outstanding at March 31, 2014 and December 31, 2013 was as follows:

(CDN$ thousands)	March 31, 2014		December 31, 2013
	Number (thousands)	Amount	Number (thousands)	Amount
Opening common shares outstanding and share capital	56,071,313	352,946	56,071,313	369,892
Marquee common share distribution pursuant to the Marquee Transaction	—	—	—	(16,946)
	56,071,313	352,946	56,071,313	352,946

Q1 2014 Consolidated Financial Statements | 11

9.	Supplemental cash flow information

The changes in non-cash working capital are as follows:

	Three months ended
(CDN$ thousands)	March 31 2014	March 31 2013
Accounts receivable	5,408	50
Prepaid expenses and deposits	212	(60)
Accounts payable and accrued liabilities	(6,351)	(652)
Foreign currency translation adjustment	749	37
Change in non-cash working capital	18	(625)
Change in non-cash working capital attributed to continuing operations	(470)	(349)
Change in non-cash working capital attributed to discontinued operations	488	(276)
Change in non-cash working capital	18	(625)

The change in non-cash working capital is attributed to the following activities:

	Three months ended
(CDN$ thousands)	March 31 2014	March 31 2013
Operating	(2,336)	1
Investing	2,354	(626)
Change in non-cash working capital	18	(625)

10.	Segments and cash generating units

The Company has identified two reporting segments and cash-generating units (“CGUs”) based on geographical location, nature of operations, and regulatory regime applicable to oil and gas activities. The Company’s continuing operating and reportable segments and CGUs are as follows:

(a)	Western Canada

This segment and CGU is comprised of the Company’s undeveloped land located in Alberta. All property, plant and equipment are included in this segment. Corporate assets, liabilities and expenses are also included in this segment.

(b)	North Africa

This segment is comprised of the Company’s interest in the Joint Oil Block offshore North Africa. All costs incurred are directly attributable costs associated with the exploration and evaluation of this block and have been capitalized as exploration and evaluation assets. Working capital associated with the Block is included in this segment.

The statements of financial position by operating segment as at March 31, 2014 and December 31, 2013 are as follows:

Q1 2014 Consolidated Financial Statements | 12

10.	Segments and cash generating units (continued)

As at	March 31, 2014			December 31, 2013
(CDN$ thousands)	Western Canada	North Africa	Total	Western Canada	North Africa	Total
Assets
Current
Cash and cash equivalents	—	11,301	11,301	33,790	160	33,950
Restricted cash	—	16,859	16,859	—	213	213
Prepaid expenses and deposits	116	—	116	6,491	—	6,491
Assets of discontinued operations	1,114	—	1,114	446	—	446
	1,230	28,160	29,390	40,727	373	41,100
Long term portion of prepaid expenses and deposits	283	—	283	165	—	165
Exploration and evaluation assets	6,413	48,550	54,963	6,413	46,709	53,122
Property, plant and equipment	117	—	117	121	—	121
Total assets	8,043	76,710	84,753	47,426	47,082	94,508

Liabilities
Current
Accounts payable and accrued liabilities	456	2,416	2,872	394	3,909	4,303
Share based compensation liability	242	—	242	326	—	326
Liabilities of discontinued operations	2,244	—	2,244	7,164	—	7,164
Total liabilities	2,942	2,416	5,358	7,884	3,909	11,793

The statements of operations for the three months ended March 31, 2014 and March 31, 2013 by operating segment are as follows:

Three months ended	March 31, 2014			March 31, 2013
(CDN$ thousands)	Western Canada	North Africa	Total	Western Canada	North Africa	Total
Expenses
Exploration and evaluation	49	3,682	3,731	—	1,788	1,788
General and administrative	1,725	—	1,725	2,824	—	2,824
Depletion and depreciation	8	—	8	28	—	28
Share based compensation	(41)	—	(41)	310	—	310
	1,741	3,682	5,423	3,162	1,788	4,950
Operating loss	(1,741)	(3,682)	(5,423)	(3,162)	(1,788)	(4,950)
Other
Financing costs	(6)	—	(6)	(17)	—	(17)
Loss on foreign exchange	—	—	—	22	—	22
Other income	19	—	19	23	—	23
	13	—	13	28	—	28
Net loss from continuing operations	(1,728)	(3,682)	(5,410)	(3,134)	(1,788)	(4,922)
Net loss from discontinued operations	(333)	—	(333)	(490)	—	(490)
Net loss	(2,061)	(3,682)	(5,743)	(3,624)	(1,788)	(5,412)

All loss from discontinued operations relates to the Western Canada operating segment.

Q1 2014 Consolidated Financial Statements | 13

11.	Share based compensation

(a)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company. During the three months ended March 31, 2014 the Company purchased approximately 49,759 shares with a value of $0.03 million on the open market under the ESSP (three months ended March 31, 2013 - 82,429 shares with a value of $0.1 million). The costs related to this plan are recorded as general and administrative expense as incurred.

(b)	Stock option plan

The Company has a stock option plan for its directors, officers and employees. The exercise price for stock options granted is the closing trading price on the TSXV on the last trading day prior to the grant date. Options issued prior to May, 2011 originally vested over three years with a maximum term of ten years. Options issued after May, 2011 generally vested over four years with a maximum term of five years. The Board of Directors can at its discretion alter the vesting terms at the date of the grant.
All options outstanding on December 31, 2013 vested as a result of the Marquee Transaction discussed in note 3 - "Discontinued operations", and as such, all unamortized stock option expense as at December 31, 2013 was expensed during the year ended December 31, 2013. Also as a result of the Transaction, the exercise price of all options outstanding at December 31, 2013 were adjusted downward by a factor of 0.646 to reflect the distribution of the Marquee shares to Sonde's shareholders and for the 0.9 for 1 share consolidation discussed in note 8 - "Share capital".
No stock based compensation expense was capitalized during 2014 or 2013.

During the three months ended March 31, 2014 1.3 million stock options were granted by the Company with a weighted average exercise price of $0.51 (three months ended March 31, 2013 – nil stock options granted). During the three months ended March 31, 2014, 1.1 million stock options with a weighted average exercise price of $1.57 were forfeited by employees due to their resignation or termination as employees of the Company (three months ended March 31, 2013 – 0.1 million stock options with a weighted average exercise price of $2.71).

	Three months ended		Year ended
	March 31, 2014		December 31, 2013
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Balance, beginning of period	4,148	1.55	4,728	3.43
Granted	1,250	0.51	—	—
Forfeitures	(1,095)	1.57	(580)	(0.85)
Balance, end of period	4,303	1.24	4,148	1.55

The following table summarizes stock options outstanding under the plan at March 31, 2014:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price ($)	Number of options (thousands)	Weighted average exercise price ($)
0.48 - 0.75	2,480	4.11	0.56	1,380	0.60
0.76 - 2.00	951	2.53	1.70	951	1.70
2.01 - 7.62	872	6.50	2.69	872	2.69
0.48 - 7.62	4,303	4.24	1.24	3,203	1.50

Q1 2014 Consolidated Financial Statements | 14

11.	Share based compensation (continued)

(c)	Stock unit awards

At March 31, 2014 the Company had 0.7 million (December 31, 2013 - 0.6 million) stock unit awards outstanding, issued to the Company’s executive officers and members of the Board. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company on the applicable vesting date. The stock units have time and/or share based performance vesting terms which vary depending on whether the holder is an executive officer or director. As of March 31, 2014, the Company recorded a liability of $0.2 million to recognize the fair value of the vested stock units (December 31, 2013 - $0.3 million). During the three months ended March 31, 2014, the Company paid nil to settle awards held by current and former directors (three months ended March 31, 2013 - $0.2 million).

(d)	Restricted share units

The Restricted Share Unit (“RSU”) Plan became effective on March 24, 2011, to attract and retain experienced personnel with incentive compensation tied to shareholder return. Under the plan, each grantee is entitled to, in respect of each RSU, a cash amount equal to the fair market value of one common share in the capital of the Company on such vesting date, with the vesting subject to a minimum floor share price and/or the lapse of time. There were no RSUs outstanding as at March 31, 2014 and December 31, 2013.

The following table summarizes share based compensation expense:

	Three months ended
(CDN$ thousands)	March 31 2014	March 31 2013
Stock option expense	43	307
Stock unit award (gain) expense	(84)	26
Restricted share unit gain	—	(23)
	(41)	310

Q1 2014 Consolidated Financial Statements | 15